Exhibit 99.2

TOWER ONE APPLIES TO OTCQB

Vancouver, BC, Canada – April 6th 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (“Tower One” or the “Company”) announces that it has applied to OTC Markets Group to trade the Company's common shares on the OTCQB. Additionally, the Company is in process of applying for eligibility with The Depository Trust Company (“DTC”) for its common shares once listed on the OTCQB. DTC is a subsidiary of the Depository Trust & Clearing Corp. and manages the electronic clearing and settlement of share transactions for publicly-traded companies. The Company will provide further updates relating to the trading of its common shares on OTCQB in due course.

Alex Ochoa, CEO of Tower One states: “Tower One aims to list its shares on the OTCBQ in order to establish ourselves within the American investment community and as a step toward graduating to a more senior exchange in the future. Once Tower One receives DTC eligibility in conjunction with the OTCQB listing, it will provide shareholders with additional liquidity and increased trading capacity."

About OTC Markets Group Inc.

OTC Markets Group Inc. operates the OTCQX® Best Market, the OTCQB® Venture Market, and the Pink® Open Market for 10,000 US and global securities. Through OTC Link® ATS, the company connects a diverse network of broker-dealers that provide liquidity and execution services. The company enables investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors. OTC Link ATS is operated by OTC Link LLC, member FINRA/SIPC and SEC regulated ATS.

About Tower One Wireless Corp.

Tower One Wireless Corp was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experience strong usage growth. Tower One focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower One is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S.

Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:
Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

We seek Safe Harbor.

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.